UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number	333-124580

Eye Care Centers of America, Inc.

(Exact name of registrant as specified in its charter)

11103 West Avenue, San Antonio, TX 78213-1392 (210) 340-3531

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 3/4% Senior Subordinated Notes due 2015,

Guarantees of 10 3/4% Senior Subordinated Notes due 2015

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 0

On May 3, 2005, the registrant filed a Form S-4 (Commission File No. 333-124580) related to the issuance of 10 ¾ % Senior Subordinated Notes due 2015 and Guarantees of 10 ¾ % Senior Subordinated Notes due 2015 (the “Securities”) in exchange for notes originally issued under Rule 144A on February 4, 2005. The Securities were governed by that certain Indenture, dated February 4, 2005, between Eye Care Centers of America, Inc. (as successor in interest to LFS-Merger Sub, Inc.), as Issuer, the Subsidiary Guarantors named therein and the Bank of New York Mellon Trust Company, N.A. (as successor in interest to the Bank of New York), as Trustee (the “Indenture”).

The registrant previously filed a Form 15-15d on August 4, 2006 regarding the Securities, but under Commission File No. 033-70572, and continued as a voluntary filer pursuant a contractual obligation under the Indenture, but has been filing such reports under Commission File No. 333-56551. On December 31, 2009, the registrant redeemed (the “Redemption”) each of the outstanding securities listed above, effectively terminating the Indenture and the registrant’s contractual reporting obligations. This Form 15-15d is filed as a notice to all security holders of the Redemption and the termination of its voluntary reporting under the Indenture. Effective December 31, 2009, the registrant will no longer be providing voluntary reporting under Commission File Nos. 033-70572, 333-124580, or 333-56551.

Pursuant to the requirements of the Securities Exchange Act of 1934, Eye Care Centers of America, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 11, 2010	By:	/s/ DAVID L. HOLMBERG
David L. Holmberg Chief Executive Officer